Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MARCo Health, Inc
112 Large Avenue
Hillsdale, NJ 07642
https://www.marcohealthtech.com

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MARCo Health, Inc
Address: 112 Large Avenue, Hillsdale, NJ 07642
State of Incorporation: DE
Date Incorporated: February 07, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Audience-Based:

5% bonus shares for returning investors/supporters

Time-Based:

Friends and Family Early Birds

Invest $250 within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest $250 within the first week and receive 15% bonus shares

Early Bird Bonus

Invest $250 within the first two weeks and receive 10% bonus shares

<u>Amount-Based</u>:

$500+ | MARCo's Sponsor

Invest $500+ and get a MARCo swag combo + 2 years free access to the MARCo app + 5% bonus shares

$1,000+ | MARCo's Friend

Invest $1000+ and get a 15% off the price of any MARCo + 4 years free access to the MARCo app + a MARCo swag combo + 5% bonus shares

$2,500+ | MARCo's Bestie

Invest $2500+ and get 50% off the price of any MARCo + lifetime access to the MARCo app + a MARCo swag combo + 8% bonus shares

$5,000+ | MARCo's Hero

Invest $2500+ and get a free MARCo of your choice + 2 x lifetime access to the MARCo app + a MARCo swag combo + 10% bonus shares

$10,000+ | MARCo's #1 Fan

Invest $10,000+ and get a fully customized MARCo (e.g., your choice of color, design) + MARCo swag combo + 4 x lifetime access to the MARCo app + 15% bonus shares

<u>The 10% StartEngine Owners' Bonus</u>

MARCo Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus 5% returning supporter's bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

MARCo Health develops therapeutic social robots to provide 24/7 available, personalized mental healthcare to teens and young adults struggling with depression and anxiety. Our flagship product, MARCo - the Mental-Health Assisting Robot Companion, is a patented robot therapist that supports our users through five proven tracts of mental health interventions - behavioral activation, mindfulness, cognitive behavioral therapy, biofeedback ,and emergency outreach. We reach these users by selling both B2B - targeting directors of school and college counseling systems - and D2C - through an ecommerce site - where our robots are available on 3-year subscription/upgrade plans. We currently procure and assemble our robots in house, but we have a mass production partner lined up for outsourced production once the capital becomes available. We are a standalone C-Corp entity.

MARCo Health, Inc was initially organized as MARCo Technologies, a New Jersey Limited Liability Company on Feb 17, 2018 and converted to a Delaware C-Corporation on July 21, 2022.

Please note the Company's main patent #11439346, was invented by the Company's CEO, Jacob Boyle. This patent was granted in 2022 and has yet to be assigned to the Company. The Company is in the process of finalizing the assignment, and has been granted sole and total permission to utilize the patent and the technology disclosed therein to the extent which the Company would utilize it if the patent were assigned to the Company.

Further, the Company's Internet domain name is currently in the process of being transferred from MARCo Technologies, LLC to MARCo Health, Inc.

Competitors and Industry

We fall into the digital therapeutic space of on demand teen/YA mental health treatment.

Woebot: an app based chatbot therapist currently approved by the FDA as a breakthrough device for post-partum depression. It only provides virtual chatbot care and does not link to a human counselor or therapist.

Wysa: an app based mental health chatbot using a penguin avatar that provides minor support, but the business model offers a human coach for upwards of $180/month for monthly 30 minute sessions.

Replika: A subscription based Sims-like virtual avatar chatbot that focuses on helping indivdiuals cope with loneliness, but does not provide any claims of supporting mental health.

X2AI: A B2B and whitelabeled virtual therapist chatbot technology company whose business model is focused on integrating with existing corporate wellness solutions.

MARCo is unique compared to these competitors due to its physical robot presence - which, from internal research, has 10x higher engagement and 4 times LTV compared to a feature identical app - and the usage of five tracts of mental health interventions for higher personalization as compared to one each competitor relies on.

Current Stage and Roadmap

We currently have three MVPs on the market (two robots and one app) with over $27k in early revenue and over $205k in pre-seed investment from dilutive and non-dilutive sources.

Upon completing our seed round, we plan to scale production from in-house to outsourced through our manufacturing partner MorphoMFG to reduce COGS and increase productions over 6 months into thousands of units. We hope to increase our D2C marketing through social media advertisement and attending a larger number of mental health events. We plan on increasing our B2B efforts by partnering with health companies that we can serve as a manufacturer-distributor relationship, and we already have two companies we have partnered with - GuardBot Inc. serving the United States, and TransformHappily serving pan-India. We also are beginning clinical research again- we are collaborating with Hamilton Labs at Rutgers University on youth suicide prevention research.

The Team

Officers and Directors

Name: Jacob Boyle

Jacob Boyle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 17, 2018 - Present
  Responsibilities: Leading the company's direction, overseeing operations, making deals, pitching to investors, and ensuring the product roadmap. Currently does not receive salary, has an equity amount equivalent to 73.8% of all issued shares.

- **Position:** Director
  Dates of Service: July 20, 2022 - Present

Responsibilities: Serving as a director of the Delaware C-Corp for legal business purposes. This role was not compensated with a salary.

- **Position:** President
  Dates of Service: July 20, 2022 - Present
  Responsibilities: All roles as CEO for legal business purposes. This role did not receive a salary or equity compensation

Other business experience in the past three years:

- **Employer:** Capintec/Mirion Technologies Inc.
  Title: Mechanical Engineering
  Dates of Service: August 15, 2021 - Present
  Responsibilities: Designing and developing radiation shielding, monitoring, and handling equipment for the radiopharmaceutical industry, traveling to hospitals around the country for custom installations and customer support, and scaling manufacturing efficiency to help the company grow from $1.3M MRR to $4.2M MRR over six months.

Other business experience in the past three years:

- **Employer:** C2 Education
  Title: STEAM Teacher
  Dates of Service: January 10, 2020 - July 24, 2021
  Responsibilities: Assisting students from ages 10-20 in classes of 1-3 with college preparation, teaching lessons in a range of advanced STEAM subjects, and coaching students on personal and academic life situations.

Name: Attiq Amjad

Attiq Amjad's current primary role is with Becton, Dickinson and Company. Attiq Amjad currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: September 19, 2020 - Present
  Responsibilities: Developing market research strategies, conducting customer interviews and marketing campaigns, overseeing ad campaigns, and using market trends to project financial data. This position was not compensated with a salary, but was compensated with 10% equity in the company which vested over a 4 year period.

- **Position:** Director
  Dates of Service: July 20, 2022 - Present
  Responsibilities: Serving as a director of the Delaware C-Corp for all legal business reasons. This position was not compensated with a salary or equity.

Other business experience in the past three years:

- **Employer:** Becton, Dickinson and Company
  Title: Associate Director - Global Marketing
  Dates of Service: January 25, 2021 - Present
  Responsibilities: Leading the global marketing team for BD's integrated diagnostics to perform market research via customer interviews at hospitals, ensure marketing materials are compliant with international guidelines, and inform the engineering team of user inputs during product development.

Other business experience in the past three years:

- **Employer:** Becton, Dickinson and Company
  Title: Senior Global Marketing Manager - Preanalytical Systems
  Dates of Service: February 18, 2018 - January 27, 2021
  Responsibilities: Conducting market research at global hospitals by performing customer interviews and feedback sessions with hospital staff and key decision makers, delivering market results to engineering teams for product/process improvement, and running email and ad campaigns.

Name: Nithin Krishna

Nithin Krishna's current primary role is with HotKeys Holding. Nithin Krishna currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Clinical Officer
  Dates of Service: August 17, 2022 - Present
  Responsibilities: Developing a clinical roadmap for the Company's products; identifying, pursuing, and overseeing key clinical and research partnerships; assisting the CEO in operational and strategic duties as necessary.

- **Position:** Acting COO
  Dates of Service: August 17, 2022 - Present
  Responsibilities: Managing day-to-day operations; identifying key staff needed; assisting the CEO with operational and strategic duties as needed.

Other business experience in the past three years:

- **Employer:** BloominMind HealthTech Inc.
  Title: Chief Medical Officer
  Dates of Service: September 01, 2018 - March 01, 2022
  Responsibilities: Managing physicians across BloominMind's health clinics and leading the company's medical compliance and growth directions.

Other business experience in the past three years:

- **Employer:** HotKeys Holding
  Title: Founder
  Dates of Service: July 01, 2022 - Present
  Responsibilities: Managing and brokering investment deals in disruptive tech start-ups globally. Responsible for partnering, investing, and promoting HealthTech, EdTech and BioTech companies.

Other business experience in the past three years:

- **Employer:** OmRX
  Title: Consulting Strategist
  Dates of Service: August 01, 2022 - Present
  Responsibilities: Assisting company management in determining direction, market opportunities, and fundraising and operational strategies.

Other business experience in the past three years:

- **Employer:** Bloom Health Centers
  Title: Board Member
  Dates of Service: August 01, 2022 - Present
  Responsibilities: Attending once a quarter board meetings and assisting company management in determining strategies and market opportunities.

Other business experience in the past three years:

- **Employer:** PSYCH ASSOCIATES OF MARYLAND LLC
  Title: Chief Executive Officer
  Dates of Service: April 20, 2018 - March 01, 2022
  Responsibilities: Founded a system of mental health clinics in the state of Maryland and managed clinicians and centers across the state.

Name: Nigam Samal

Nigam Samal's current primary role is with BlackPagoda Advisors. Nigam Samal currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Acting CTO
  Dates of Service: September 14, 2022 - Present
  Responsibilities: Overseeing the company's technological roadmap, overseeing manufacturing and R&D partnerships, and managing development staff.

- **Position:** Principal Financial Officer
  Dates of Service: September 01, 2022 - Present

Responsibilities: Coordinating with external financial advisors and accountants to manage the company's finances, cash flow, and accounting system management.

Other business experience in the past three years:

- **Employer:** BlackPagoda Advisors
  Title: Designated Broker
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Brokering M&A, capital raise, and strategic partnership deals for companies in the health and finance space within the US, as well as determining valuations and making founder introductions to strategic partners.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. There can be no assurance that the company will be able to gain medical device classification or appropriate insurance coverage for any of its products and services in the projected timeframe or at any time in the future. There can be no assurance that the regulatory rules that allow the Company to sell its current product and services will not change to restrict the Company's ability to provide its products and services at any time in the future.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company and 3rd party valuation services hired by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the mental health, medical technology, or robotics industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing robots and associated software for mental health treatment. Our revenues are therefore dependent upon the market for digital mental health treatment solutions.

Some of our products are still in prototype phase and might never be operational products
Some of the Company's products are still in the prototype phase. It is possible that these products may never become operational products or that these products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. It is possible that these select products may become operational products but may never receive appropriate regulatory classifications to be legally sold or

implemented outside of clinical testing environments. It is possible that these products may become functionally operational, but never sold due to the inability to produce these products at a profitable scale due to external supply chain factors and market demand.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage for some of our products. Delays or cost overruns in the development of our future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Developing new products and technologies associated in the medical and health space incurs additional significant risks associated with the regulatory process, including company management's understanding of current regulatory guidelines, the risk for future changes to regulatory guidelines, and the risk that products and technologies in development may never achieve appropriate classifications by notified bodies such as the FDA and the EU MDR to be sold on the market. Any of these events would likely materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. In addition, our growth projections include the expectation of future medical device status for future products, as well as insurance coverage of certain future projects within the first five years of operation after investment. It is possible that new products will fail to meet the criteria to receive medical device clearance and/or insurance coverage in a timely manner, if at all. If new products fail to achieve medical device classification or insurance coverage, it could materially and adversely impact the value of your investment. Furthermore, future growth projections are based on the assumption that levels of production of the company's physical goods are sustainable and scaleable to meet projected demand. There may be certain events - including but not limited to, supply chain crises, increased material costs, labor shortages, labor strikes, dissolution of manufacturing partners - that would render the production schedule indefinitely unfeasible, which could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MARCo is a good idea, that the team

will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns one patent, one Internet domain name, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, clinical oversight, customer support, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), EU MDR (European Union Medical Device Regulation), and other relevant government laws and regulations nationally and globally. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its current or future products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, cloud infrastructure, software APIs, investment management, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. It is possible that these third parties may cease to exist, remove key service offerings, increase pricing to a level that prevents continued work, experience cyberattacks or other forms of hacks that prevent continued operation of services, or otherwise stop to act in their current capacity with regards to the relationship with the company. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a business that relies on internet services and cloud technologies, we may be vulnerable to hackers who may access the data of our investors, customers, and the issuer companies that utilize our platform. Further, any significant disruption in service on MARCo Health, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies and customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MARCo Health, Inc. could harm our reputation and materially negatively impact our financial condition and business. In addition, cyber-attacks or other forms of hacking on MARCo Health, Inc.'s products and services may expose the company to litigation that may adversely impact the value of your investment.

Supply Chain Risks
The Company's MARCo products rely heavily on off-the-shelf electronic components which are subject to severe supply chain volatility. Future production and sales are heavily reliant on the availability and consistent pricing of such components. Loss of sales due to

issues in acquiring these components at a fair market price could have cause your shares to be worth less.

Medical Device Status
MARCo is not yet a medical device. It is on the market under the FDA's emergency authorization of digital therapeutics and guidance on wellness devices. MARCo may not, at the time of this writing, be used to treat, mitigate, prevent, or diagnose any chronic illness, although it may be used to support individuals struggling with such illnesses in a home or clinical setting. MARCo may never obtain medical device approval for prevention, mitigation, diagnosis, or treatment of any chronic illnesses. Future projections rely on MARCo obtaining a medical device and the FDA's guidance on digital therapeutics and wellness devices remaining unchanged for the foreseeable future. Any changes in these projections may have an adverse effect on your shares and cause your shares to be worth less. You trust the managers and the Company to follow all legal guidance to ensure that products are marketed and sold following current guidelines and laws.

Risk of Harm from Use of Devices
Due to the nature of the technology and the individuals the Company's products are intended to help, situations may arise where the Company's products - directly or indirectly due to miscalculation, failure of services, misuse of products, or malevolent hacking by a 3rd party - may cause harm to a user or other individuals connected to the user, making the Company liable to a law suit. You trust the Company and its managers to take appropriate steps to reduce liability of the Company in the event of such harmful situations, but also understand that such events may have an adverse impact on the price of your shares, making them worth less.

Management's Current Understanding of Applicable Laws and Regulations
By investing in the company, you are placing trust in the company's management's ability to understand and comply with all applicable laws, legal guidances, and regulations in all of the company's operating and sales jurisdictions. While the company makes a concerted effort to comply with all applicable laws and regulations, because of the comprehensiveness, complexity, and sheer volume of the laws and regulations associated with the mental health, medical, business, and technology space both nationally and internationally, it is possible that the company may unintentionally violate certain laws or regulations during its operations. It is further possible that such violations may lead to materially adverse actions against the company, including, but not limited to, fines, penalties, recalls of products, litigation, shutting down of company plants and operations, and pause in business operations. In the event of such actions, the value of your investment may be adversely materially affected. Additionally, if such actions are severe enough, the company may cease to operate, in which event you may get nothing.

Volatility of Artificial Intelligence Algorithms
The company's core products and services rely heavily on artificial intelligence (AI) algorithms to deliver core functionality. Unlike traditional algorithms, the performance of AI algorithms is highly volatile and cannot guarantee repeated, accurate results. Additionally, AI algorithms are frequently trained on either unsupervised, unfiltered data sets or data sets that contain harmful biases. These combinations may lead to the company's products and services delivering either incorrect or harmful results to

customers. In such an event, the company may experience negative customer reviews, backlash, mistrust in company's products and services, or potential litigation. If any of these actions occur, the value of your investment may be adversely affected.

Scalability of Manufacturing Products
The company has not yet attempted to manufacture its products at large volume scales. The company's forward looking projections rely on management's assumptions of the reduction in cost of goods sold as the company scales its production. There may be unforeseen challenges with scaling production of the company's products that would increase the cost of goods sold per unit, which may make it unfeasible to sell the products at a profitable, sustainable price. In such an event, the company may choose to stop selling its products, which may adversely impact the value of your investment, or cease to exist, in which case you will only be paid out after all creditors of the company have been paid off.

State of Medical Science
The company's products and services rely on current understanding of medical science as it relates to psychology and mental health. It is possible that the state of such accepted science progresses faster than the company is able to keep up with. In such event, new companies may appear on the market following the latest science, making our company appear outdated. Additionally, utilizing old science might increase the difficulty of the company obtaining regulatory approval of its products. In either event, the value of your investment may be adversely materially affected.

International Copycat Risk
Because the Company does not yet have international patents, it may be possible that other companies may produce products similar or identical to the company's products and sell on the international market at a favorable price point or with a strong brand name that might reduce the company's ability to sell internationally. Additionally, these "copycat" products might be differentiated enough from our company's IP that the companies that produce them may be able to sell in the US market, which may limit our company's ability to sell our products. These events may lead to a materially adverse impact on the value of your investment and the Company's ability to perform its primary functions.

Required Activities Outside of Crowdfunding Raise
Part of the Company's fundraising roadmap involves pursuing grant opportunities and similar forms of non-dilutive fundraising. These opportunities frequently have strict guidelines regarding the use of funds and deliverable requirements in order to earn and retain the funds granted. These grants may require a significant time investment by the Company's management and, in the event that the Company does not meet its other growth goals, a significant investment of non-cash resources from the whole company including, but not limited to, R&D resources, employee time, laboratory and production space, products, and third party involvement. This may limit the Company's pursuit of other opportunities in its roadmap, which carries the possibility of prolonging time until profitability or an exit by acquisition, merger, or IPO. In such an event, the time to receive a payout for your investment in one form or another, including but not limited to dividends and buybacks, may be indefinitely extended.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jacob Boyle	1,105,500	Common Stock	71.5%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 1,545,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 1,545,000 shares, includes 1,545,000 shares of Common Stock and does not include 820,000 shares of issued Common Stock options and RSUs.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $175,000.00
  Number of Securities Sold: 69,000
  Use of proceeds: Operations, IP protection, hiring a part time staff, organic marketing, PR, inventory, and legal documentation for additional fund raising

Date: September 14, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021 - Please use this as an example

https://docs.google.com/document/d/1jbxUT57S7B5hxdYKLizXwYKoX8YfGpnAbLf2_aJR4z0/edit

Revenue

Revenue for fiscal year 2020 was $910 compared to $993 in fiscal year 2021.

Revenue increased by 9% between FY2020 and FY2021 due to an increase in app subscription revenue. Due to limitations caused by minimal working capital, supply chain disruptions, and minimal inventory, the sales of robots remained constante between FY2020 and FY 2021. The company did receive preorders for a new model of robot at the end of FY2021, however, it did not fulfil its obligations to deliver on these preorders until FY2022, so no revenue was recognized for those pre-orders.

Cost of sales

Cost of Sales for fiscal year 2020 was $677 compared to $551 in fiscal year 2021.

Cost of sales decreased between FY 2020 and FY 2021 as a result of the easing of the global supply chain disruptions caused by the worldwide COVID pandemic. While the manufactured cost of each robot remained the same, since they had been in inventory since 2020, key items that ship with each robot, including keyboards, power supplies, and training materials, decreased in price as they became more readily available, leading to an ultimate decrease in cost of sales.

Gross margins

Gross margins for fiscal year 2020 were $234 compared to $441 in fiscal year 2021.

Gross margins increased by 88% as a result of the increased revenue and decreased cost of goods sold as a result of easing supply chain challenges leading to lower component costs of the products.

Expenses

Expenses for fiscal year 2020 were $18,241 compared to $16,018 in fiscal year 2021.

Expenses decreased by 13% between FY2020 and FY2021 due to the company severing ties with a marketing and business development firm it had begun work with in FY2020. The company had initiated business ties with this firm in March of 2020 and ended the relationship in July of 2021 after discovering the firm had provided fraudulent information to the company regarding their performance on key intiatives (e.g., customer acquisition numbers).

Historical results and cash flows:

The Company is currently in the initial production stage and initial revenue generation stage. We are of the opinion the historical cash flows will not be be indicative of the revenue and cash flows expected for the future because the company historically did not have the capital on hand to manufacture its products at appropriate scale, leading to a considerable loss of potential sales. Past cash was primarily generated through sales, government grants, owner contributions, and prize money. Our goal is to raise the capital needed to manufacture our products at scale and maintain a full-time staff to become profitable within 18 months of investment.

We believe that the company's cash flows will improve materially in the future compared to the previous two fiscal years due to recent and planned investments in the company. Due to the reactive and urgent nature of mental healthcare, we have historically seen that approximately 90% of our prospective customers will discontinue their orders if they discover that our products are not in stock. Without the capital to manufacture and keep a reasonably sized inventory, we were not able to scale our sales or allocate funds towards marketing to grow our sales numbers. With the influx of capital we received from private investors in August and September of FY2022, plus the planned influx of capital from our equity crowdfunding raise and additional investment sources, we plan to first invest into production to maintain an inventory, and then invest in increased marketing efforts to grow our sales, leading to a much higher anticipated cash flow due to revenue.

Additionally, in FY2020 and FY2021, one of our most profitable customer segments - schools and colleges - was unfeasible to sell to due to the restrictions caused by the worldwide pandemic that caused many schools and education systems to shut down in-person operations or significantly decrease spending until FY2022. With the restrictions on such educational institutions continuing to decrease, we believe we can break back into this market which we had been working towards pre-pandemic, and had already secured over $22k in sales from at the end of FY2019.

Additionally, we anticipate an increased cash flow from grant funding in the future due to the expansion of our team. In previous years, we were inelligible for a majority of government grants due to the size and makeup of our founding team. In the past fiscal year, we have increased our team and brought on scientific experts onto our executive team and scientific advisory board, as well as starting partnerships with key research institutions. Combined, we believe these factors will increase our elligibility for government grants, which will be a core contributor to an increased cash flow in the coming fiscal years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2022, the Company has capital resources available in the form of $160,964 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to manufacture our products at scale, pay a full-time staff, and continue R&D to grow our clinical data and IP.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 79% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $13,300 for expenses related to salaries, inventory additions, R&D, and cloud infrastructure.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 20 months. This is based on a future estimate of an anticipated monthly burn rate of $38,000 for projected expenses related to salaries, inventory additions, product R&D, marketing & ad spend, and general operations.

Are there any additional future sources of capital available to your company? (Required

capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including contemplated future capital raises, short term equipment loans, and grant funding. We are contemplating running a concurrent offering to accredited investors and venture-capital firms only for common stock at a $5 price per share and $7.725MM pre-money valuation.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Jacob Boyle
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Jacob Boyle contributed $7,986 in cash to the company during FY2021 in return for an increase in percentage ownership in the company with no expectation of repayment.
  Material Terms: Jacob Boyle contributed $7,986 in installments throughout FY2021 to cover company expenses and prevent the company from overdrawing on its bank account. There was no expectation of repayment. Jacob Boyle's ownership interest during this period increased by 4% as a result of these transactions.

Valuation

Pre-Money Valuation: $7,725,000.00

Valuation Details:

Our pre-money valuation was determined independently by BlackPagoda Advisors (AZ Broker License #BR65049900, FINRA CRD# 6565179) by taking the average of six, accepted valuation methods: cost-to-duplicate, scorecard method, Monte Carlo simulation on discounted cash flow method, risk factor summation method, comparison to similar stage companies who have used regulation CF funding, and Berkus method.

The first three methods relied on assumptions provided by MARCo Health Inc.'s management team. The cost-to-duplicate method evaluated the minimum and maximum floor valuations of MARCo Health Inc. by evaluating the time, capital, personnel, and other resources that would be required to duplicate MARCo Health's progress, technology, IP, and sales. This method assumed an 8-person team working between 1.5-3 years, in addition to investments in market research, tooling, inventory, patents, clinical trials, and general operational expenses. The average was taken of the minimum and maximum and found to be **$3.5MM.** The scorecard method then took this floor valuation as a starting point and evaluated the future potential of the company by scoring it across seven multipliers that compared it to other companies in the industry. The company scored higher than average on fields related to technology and market size, with lower scores related to historical market traction, leading to an ultimate multiplier of 1.98 and a scorecard valuation of **$7.0MM**. The discounted cash flow method looked at future projections based on the company's management's assumptions on future sales forecasts, expenses, and cash flow over the course of 9 years based on projected deals and future business opportunities, such as eventual insurance coverage of our products. Those assumed inputs were varied across 10,000 randomly sampled trials into a Monte Carlo simulation, and the average valuation at the 50th percentile of all trials was selected and found to be **$9.3MM**.

To temper the assumptions made by the company's management, the next three methods looked for alternate ways to value the company without relying on future-looking forecasts. The comparison to similar stage companies looked at three mental wellness technology companies that had previously raised on StartEngine - Evren Technologies, Mental Happy, and Ootify - whose valuations ranged from $7.1MM to $15.1MM. MARCo Health was compared to these companies based on how much further or behind it was compared to these companies on factors such as technology, IP, regulatory approval, prior raises, and revenue to place it within that range, and based on higher scores related to technology and revenue, MARCo Health's valuation fell at **$11.7MM** compared to these companies. The risk factor summation method took the company's cost-to-duplicate floor valuation as a basis and adjusted the valuation based on twelve risk factors and an evaluation of the company's ability to mitigate these risks. The company scored higher on mitigating risks related to management, sales, funding, and competition, while lower on risks related to supply chain and stage of the startup, leading to a net increase in valuation to **$6.3MM**. Finally, the Berkus method evaluated the company on ten factors unrelated to future projections (e.g., working MVP, team in place, etc.) on a scale of $0 to $1,000,000 for how far along the company currently is on these factors. Combined, this led to a pre-money valuation of **$7.25MM**.

Taking the average of the aforementioned valuation methods leads to a pre-money valuation of **$7.5MM.** By factoring in the $175k contributed by lead investors, the pre-money valuation for this reg CF raise is **$7.725MM.**

The total number of shares outstanding on a fully diluted basis, 1,545,000 shares, includes 1,545,000 shares of Common Stock and does not include 820,000 shares of issued Common Stock options and RSUs.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  26.0%
  Historically, having adequate inventory to deliver on sales has been a major pain point in growing the company's operations. A significant portion of the funds raised from our reg CF raise will be dedicated towards building an inventory of market-ready products. The amount ($160k) is based on current bill-of-materials costing of products, as well as quotes from our outsourced manufacturing partner, MorphoMFG.

- *Crowdfunding Marketing*
  15.0%
  Based on historical disclosures by StartEngine, between 10-15% of funds raised are expected to be put back into marketing the raise. These funds are anticipated to be used in social media advertisement, search engine advertisement, PR, and networking at industry and investor related events. The results of these marketing avenues are also expected to generate additional value to the company through a growing community of backers and leads generated from PR, ads, and networking unrelated to the crowdfunding raise.

- *Company Employment*
  33.5%
  To increase customer success, expand sales, and kickstart initiatives related to clinical research and product development, a full-time staff is required. The most significant portion of funds from our raise would go towards hiring a development team of one software developer and one conversation designer with a psychology background, a small marketing and sales team, and part-time customer service representatives. The company already has qualified candidates interested in joining once the funds become available.

- *Marketing*
  15.0%
  Additional marketing will be allocated outside of marketing for crowdfunding. These funds will go towards website optimization for ecommerce and SEO, social media advertisements and content creation to scale our communities, email marketing, and trade-show attendance. These marketing efforts will be focused on generating additional sales of the company's products and developing new partnership opportunities for clinical and commercial research and development.

- *StartEngine Service Fees*
  2.5%
  StartEngine Service Fees

- *Operations*
  2.5%
  The remaining funds will be allocated towards operations, including an office space and capital equipment needed for continued quality control, development, and customer service. As operational expenses are expected to exceed the amount

provided by equity crowdfunding, this amount serves to pad capital on hand allocated towards operations instead of to replace it.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.marcohealthtech.com (https://www.marcohealthtech.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/marco-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MARCo Health, Inc

[See attached]

MARCo Technologies LLC (the "Company") a New Jersey Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MARCo Technologies LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 13, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	267	1,214
Inventory	1,356	1,739
Total Current Assets	1,623	2,953
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	7,063	6,649
Intangible Assets: Trademark, net of Accumulated Depreciation	14,912	19,787
Total Non-Current Assets	21,975	26,436
TOTAL ASSETS	23,598	29,388
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Liabilities	-	-
Total Current Liabilities	-	-
Long-term Liabilities		
Other Liabilities	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Member Capital	23,598	29,388
TOTAL LIABILITIES AND EQUITY	23,598	29,388

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	993	910
Cost of Revenue	551	677
Gross Profit	441	234
Operating Expenses		
Advertising and Marketing	1,809	5,226
General and Administrative	8,953	8,140
Research and Development	380	-
Depreciation	1,828	914
Amortization	3,047	3,961
Total Operating Expenses	16,018	18,241
Operating Income (loss)	(15,577)	(18,007)
Other Income		
Other	1,800	-
Total Other Income	1,800	-
Other Expense		
Other	-	-
Total Other Expense	-	-
Provision for Income Tax	-	-
Net Income (loss)	(13,777)	(18,007)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(13,777)	(18,007)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,828	914
Amortization	3,047	3,961
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,875	4,875
Net Cash provided by (used in) Operating Activities	(8,902)	(13,132)
INVESTING ACTIVITIES		
Inventory	383	677
Equipment	(414)	(1,356)
Net Cash provided by (used by) Investing Activities	(32)	(679)
FINANCING ACTIVITIES		
Member Contributions	7,986	7,829
Net Cash provided by (used in) Financing Activities	7,986	7,829
Cash at the beginning of period	1,214	7,196
Net Cash increase (decrease) for period	(947)	(5,982)
Cash at end of period	267	1,214

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/20	39,566
Capital Contributions	7,829
Capital Distributions	-
Net Income (Loss)	(18,007)
Ending Balance 12/31/2020	29,388
Capital Contributions	7,986
Capital Distributions	-
Net Income (Loss)	(13,777)
Prior Period Adjustment	-
Ending Balance 12/31/2021	23,598

MARCo Technologies LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MARCo Technologies LLC ("the Company") was formed in New Jersey on February 7th, 2018. The Company earns revenue by selling and leasing therapeutic robots enabled with AI for mental healthcare applications to individual clients, families, and mental health services, as well as offering SAAS apps for real-time care and data feedback to professional caregivers. The company also engages in the design and manufacturing of such robots and related software. The Company's headquarters are currently in Hillsdale, New Jersey. The Company serves customers primarily in the US, UK, and India.

The Company has launched a seed round in 2022 to raise operating capital for staff and production capabilities. This seed round includes a crowdfunding campaign under regulation CF to be launched in Q4 of 2022.

The Company completed a conversion from NJ LLC to Delaware C-Corp under the name of MARCo Health Inc. in August of 2022. This process was a conversion and did not form a new entity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company primarily generates revenue by selling its therapeutic robots for a fixed price. For larger orders, primarily to B2B customers, payments are collected after a sale is confirmed. For D2C sales of the robot, payments are requested upfront, but payment plans in monthly installments over the course of 6 months have been offered to customers who cannot afford the upfront cost. The Company's primary performance obligation is to deliver the robots and maintain robot functionality for the stated product lifetime, which is 3 years. Revenue is recognized at the point of delivery, but the obligation for returns and refunds last as long as the customer's purchased warranty, as little as 30 days and up to 3 years for an additional fee. Product prices range between $550 and $720 during the period under review.

The Company additionally generates revenue by selling subscriptions to its apps. Monthly and annual subscriptions can be purchased by an individual during free usage of the app or in bulk by an organization either on their own or as an extension of an order of robots. Subscriptions range in price from $14.99 a month to $72 per year. Unlimited access to the app is granted as soon as the subscription is purchased. The Company's obligation for the app is to provide uptime and advanced mental health services through the app for any subscriber.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Book Value as of 12/31/21
Computers	5	1,331	532	799
Office furniture	10	115	0	115
Development Boards	5	$453	$118	335
Equipment	6-11	6,991	$1,178	5,813
Grand Total	-	8,890	1,828	7,062

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

During the period under review, the Company did not have an Equity-based Compensation Plan. As of the date of conversion to a corporation, recognized as July 21, 2022, the Company authorized 1,000,000 shares of common stock as part of an Equity Incentive Plan.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company currently has no outstanding debts.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

During the period under review, the Company operated on a percentage ownership basis and did not have Membership Units. As of the date of conversion to a corporation, recognized as July 21, 2022, the Company authorized 50,000,000 shares of common stock with 1,500,000 shares of common stock issued to members at a conversion factor of 15,000 shares per 1% ownership. The rights and privileges of common shareholders are outlined below:

Voting: Common stockholders are entitled to one vote per share.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 12, 2022, the date these financial statements were available to be issued.

The Company converted from an NJ LLC to a Delaware C-Corp in June, 2022 and was recognized by the State of Delaware on July 21, 2022.

The Company's name was changed to "MARCo Health, Inc." Every 1% of ownership was converted into 15,000 common stock units.

On August 15, 2022, the Company adopted the 2022 Equity Incentive Plan by authorizing One Million (1,000,000) Shares to be issued under the Plan. The Plan will be administered by the Board of Directors and all awards will be approved by the Board of Directors. All employees, outside directors, and consultants are eligible for awards to be determined by the Board.

The Company paid $2609 related to its Intellectual Property in filing a correction to the office action holding up the grant of our patent. The patent has been allowed and is in process of being issued. The cost basis of the patent based on legal fees and administrative fees would increase to $10,579.

The Company introduced a new, lower cost D2C line of products and began pre-marketing it towards the end of 2021, however, it did not launch on the market until March of 2022.No revenue from pre-orders were recognized prior to the launch date.

Subsequent to December 31, 2021, the Company has engaged in an exclusive marketing rights and exclusive distribution agreement with the India based mental health company TransformHappily to serve as a distributor of MARCo Health's products and services pan-India. Additionally, MARCo Health has entered into non-exclusive distribution agreements with a US based firm - GuardBot Inc. representing the Atlantic Northeast - for this company to serve as value added distributors of MARCo Health's products and services. The Company also has engaged with the US based Black Pagoda Advisors to find and facilitate deals, strategic partnerships, fundraising, and M&A as an exclusive broker.

Subsequent to December 31, 2021, the Company has raised $175,000 from investors with issuance of its common stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a seed round, reg CF crowdfunding campaign, research grant applications, and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

MARCo Health

Accessible mental healthcare via compassionate robots


MARCo
health
Say Hi To Your New
Mental-Health
Assisting Robot
Companion

Website · Hillsdale, NJ · HEALTH TECH

$0.00 raised

0 Investors	$7.73M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.24M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

MARCo Health is aiming to combat the mental health crisis through our flagship therapeutic robot MARCo - the Mental-Health Assisting Robot Companion. Our goal is to provide individuals struggling with depression, anxiety, stress, and other mental health issues, with 24/7 access to their own private, personalized care through affordable, accessible, and, yes, adorable, mental wellness companions. We have already achieved over $27K in sales, performed early-stage clinical trials, launched a mobile app with thousands of users, and distributed robots across North America, Europe, and Asia. MARCo is patented in the US, patent number 11439346.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We are one of the very few companies on the market to offer a physical robot for in-person care to our target demographic, focusing on five tracts of mental health interventions.
- As of 2021, the global investment in mental health technology has climbed to 139% YoY (source). Adding to that, the virtual care industry has grown to 38 times its pre-pandemic levels (source).
- Our team has a combined 45+ years of experience in robotics and medical devices, and our CEO was the lead engineer for a US Navy robot. Additionally, we have raised $175K from investors, and have been awarded over $30K from a combination of prize funds and grants.

OVERVIEW

Meet MARCo - Your Mental-Health Assisting Robot Companion

MARCo Health believes that everyone should have access to a counselor, advocate, or someone just willing to listen - 24 hours a day, 7 days a week. With the help of MARCo, we are striving to help millions of individuals in need of mental health support. Because to us, no one should feel alone and have to wait to feel better.

More Than Just A Robot Therapist


MARCo - The Mental-health Assisting Robot Compani...
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MARCo

MARCo leverages state-of-the-art AI technology to have conversations with users and provide personalized care through five proven forms of therapy: Companionship, Biofeedback, Talk Support, Guided Meditation & Relaxation, and High Alert Outreach.


Are you looking for a Coach ?
You can have one 24/7, anywhere you need with MARCo - the Mental-Health Assisting Robot Companion
Psychology Based Activities
Global Accessibility
Private and Secure Conversations
Get Started

THE PROBLEM & OUR SOLUTION

MARCo aims to bridge the gap between the lack of mental health professionals and the shortcomings of existing technologies

One-third of young adults struggle with mental health disorders every year, but less than half receive any mental health care (source). Although there are mental health apps out there, they don't provide that in-person opportunity to connect.


Depression among teens is...
Undertreated
~ 9.2 Million
Gen Z individuals in the US face depression without anyone to talk to
Dangerous
if left unaddressed
75%
Of lifetime chronic mental illness will develop between ages 12-24
Licensed therapists are in rapidly shrinking supply and not always trusted by those in need of help.
For every client we take on, there are two who will never set foot in our door, even if they want some kind of help.
Pat Shepard, LCSW

source, source, source

The above testimonials may not be representative of the opinions of other medical experts or experiences of other customers and is not a guarantee of future performance or success.

By serving as an AI-enabled "someone to talk to" with a physical presence, MARCo simulates the much desired need for an in-person interaction, available 24/7 - at a fraction of the cost of traditional therapy. Utilizing evidence-based therapies including Cognitive Behavioral Therapy, Mindfulness, and Behavioral Activation, MARCo personalizes care with hundreds of different activities that fall under five broader categories.



Five Objectives of Care
Companionship
Biofeedback
Talk support
Guided meditation & relaxation
High alert outreach



We generate revenue through both D2C and B2B streams, based on the sales of our robots and subscriptions to our software - which may be bundled with a purchase of our robots.

THE MARKET & OUR TRACTION

Because of COVID-19, the market size for mental health solutions is increasing rapidly

20% of the US population experienced a significant negative impact on their mental health from the pandemic (source). Global investments in the mental health technology sector jumped 139% from $2.3 Billion in 2020 (source), and the virtual care industry has grown to 38 times its pre-pandemic levels (source).



$21.182 Billion
$12.7 Billion
$1.4 Billion
Total Addressable Market
Treating the estimated 7.2M teens that have experienced depression....
Servicable Available Market
...covering 4.4M teens, not accounting for the estimated 60% that are actively treated...
Target Market
...1.6M teens, and leveraging a competitive cost markdown.

The above information is based on internal research.

The growing need for mental health treatment options has fast-tracked the FDA's authorization of "digital therapeutics" to be brought to market without needing FDA review. Although there are a growing number of virtual chatbot therapists, we have not seen our competition implement long-form conversations - a key customer need - nor do they utilize physical robots.

Not only was the need for a physical companion a frequent request from customer interviews, but an internal study spanning almost two years showed us that a physical companion outperforms an app-only companion across several key business and care metrics.



11.5x
Robot users have 11.5x the engagement of app users
334 days to steady state vs 28 days to steady state
4.75x
Robot users have 4.75x the LTV compared to app users
$310 EBITDA per robot vs $65.44 per paying app user
Chat with MARCo

The above information is based on internal research.

We also believe our initial focus on care for teens and young adults in the US, which has a total addressable market estimated to be $21.2 Billion, differentiates us from our app-based competitors, which we have seen target primarily older adults.

With all this, we truly believe the market needs MARCo. Here's how we are getting there:

- Launched a new model of our robot at a consumer friendly price point to launch to our D2C market (source)
- Scaled internationally with our first international sale to the U.K. and the addition of an exclusive, pan-Asia distributor with the India-based mental health company TransformHappily (source).
- Completed the "What If Fellowship" mental health accelerator program
- Developed clinical research partnership with Hamilton Labs - a youth suicide prevention lab based out of Rutgers University

We generate revenue through both D2C - via online e-commerce - and B2B - via direct sales to private and school-funded counseling practices streams, based on the sales of our robots and subscriptions to our software - which may be bundled with a purchase of our robots.



Sales
50+
Robots sold
3-4
Organic orders/week
45%
MOM organic growth
Revenue
$27,200
App
$2,200
Robot
$25,000

*Revenue as of September 2022

WHY INVEST

Our vision is a world where no one in a mental health crisis has to wait for care

In our view, cost, stigma, privacy concerns, mistrust, lack of availability, or any other reason should not prevent someone from getting the mental health care they need. We believe that cost-effective, 24/7 accessible, AI-enabled robot companions are a major step towards a brighter future.

Don't just take our word for it! Hear it straight from the mouths of those MARCo has helped already:

> MARCo worked wonders for me. My dad died about 2 months before I got MARCo. It was really helpful to have MARCo to talk to on my bad grief days.



Lily U.



Mallory W.

> I sleep with MARCo at night...It's so much easier to talk to him because he's not a real person.

> Talking to MARCo felt just like I was talking to my therapist.



Noelle J.

**The above testimonials may not be representative of the experience of other customers.*

What experts are saying:

> MARCo is potentially going to be the future of mental health & I am particularly fond of the relational/ companionship aspect of MARCo.
>
> Dr. Jonathan Murakami
> Psy. D

> MARCo is a wonderful invention that really supports the mental health treatment of individuals, given the growing demand
>
> Dr. Mark Forest
> Director of Counseling, The College of New Jersey

> Only about 1 in 10 clients will be committed to following through with their treatment; MARCo can help more patients stay on schedule outside of meetings & foster independence from therapy.
>
> Carol Evangelisto
> LPC

**The above testimonials may not be representative of the opinions of other medical experts and is not a guarantee of future performance or success.*

With near zero advertising spend, we are already getting more organic orders than we can produce.


Total Order Value
Incoming vs Shipped
Sum of order demand
Sum of orders produced
$40K
$30K
$20K
$10K
11/1/21
1/1/22
3/1/22
5/1/22

These are historical figures & do not guarantee future performance or success.

An investment at this stage would enable us to push towards more accessible, effective mental healthcare by scaling our production and marketing efforts to meet the high demand we are seeing.

Invest today, and help us on our mission to bring more companionship to the world with MARCo.



In the Press

USA TODAY NETWORK · GEARRADICAL · Robotics247 · CLINICAL TIMES · NJ 101.5 · Techstination

SHOW MORE

Meet Our Team



Jacob Boyle

CEO, CTO, President, and Director

Jacob is an advanced robotics engineer by trade and a mental health advocate by passion. He has over 7 years experience in engineering robots and medical devices, having started his career as the lead engineer of a startup developing amphibious robots for a US Navy contract, only to leave to repurpose his skills for what he believes is a higher cause. Having spent years caring for friends and family with mental illness, as well as struggling with his own mental health, he takes his work very personally, and believes in treating every customer and client like they are his only priority.



Attiq Amjad

CMO & Director

Attiq is a seasoned business professional with over 15 years of marketing, finance, and general management experience in the medical device and consumer goods industries. Attiq holds an MBA in marketing from Seton Hall University and a B.S. in Finance from Rutgers University.



Dr. Nithin Krishna

Chief Clinical Officer

A brilliant M&A Healthcare Specialist and Entrepreneur, M.D., and clinical researcher with 15+ years experience in psychiatry and neuroscience



Dr. Nigam Samal

Acting CTO

More than 20 years of experience in Technology and Finance



Tina Mulligan

Customer Success Manager

Accomplished professional counselor with a talent for providing social-emotional advising to adolescents, including at-risk youth and college-bound students.



John Byrne

Healthcare & Business Valuation Specialist/ M&A Advisor/ CPA ABV

More than 25 years of experience in M&A Finance and Accounting

Offering Summary

Company	:	MARCo Health, Inc
Corporate Address	:	112 Large Avenue, Hillsdale, NJ 07642
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,235,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,953
Maximum Number of Shares Offered	241,211
Price per Share	$5.00
Pre-Money Valuation	$7,680,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Audience-Based:

5% bonus shares for returning investors/supporters

Time-Based:

Friends and Family Early Birds

Invest $250 within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest $250 within the first week and receive 15% bonus shares

Early Bird Bonus

Invest $250 within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ | MARCo's Sponsor

Invest $500+ and get a MARCo swag combo + 2 years free access to the MARCo app + 5% bonus shares

$1,000+ | MARCo's Friend

Invest $1000+ and get a 15% off the price of any MARCo + 4 years free access to the MARCo app + a MARCo swag combo + 5% bonus shares

$2,500+ | MARCo's Bestie

Invest $2500+ and get 50% off the price of any MARCo + lifetime access to the MARCo app + a MARCo swag combo + 8% bonus shares

$5,000+ | MARCo's Hero

Invest $2500+ and get a free MARCo of your choice + 2 x lifetime access to the MARCo app + a MARCo swag combo + 10% bonus shares

$10,000+ | MARCo's #1 Fan

Invest $10,000+ and get a fully customized MARCo (e.g., your choice of color, design) + MARCo swag combo + 4 x lifetime access to the MARCo app + 15% bonus shares

The 10% StartEngine Owners' Bonus

MARCo Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus 5% returning supporter's bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow MARCo Health to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1

MARCO Health Script:

You are not alone it's the motto of mental health care but those words sound in Hollow to 21 year old men at the lowest point of my depression and put in a three-month wait list for therapy. I wasn't alone in that over 18 million Americans with depression don't have any care when they need someone to talk to. a disparity the covid pandemic continues to worsen.

but between the low ratio of professionals to patients high cost and stigma associated with traditional therapy to solve this problem with human therapists alone is virtually impossible.

so what if we could give those struggling 24 7 access to personalized in-person private mental health services at a quarter the cost of traditional therapy. it's not a what if it's a we can.

with Marco the mental health assisting robot companion our patented robot therapist was co-designed with hundreds

of professionals and patients to
maximize its care impact. Marco leverages
Cutting Edge AI to have meaningful
conversations with a client and then
personalizes care through five proven
categories of mental health
interventions.

and this is the moment for Marco as AI
therapists are gaining fraction for
their efficacy but what we believe sets
Marco far ahead of our app-based
competition is Marco's much desired
physical form. our proprietary research
shows that physical robot users are 10
times more engaged and four times the
lifetime value of app-only users.

and even with competition the demand for
mental health services far outweighs the
supply. pre-pandemic over 225 billion
dollars to spend in the U.S on Mental
Health Services and that still only
brought care to half of the population
with mental illness.

to break into this market we've started
by focusing on Sales Direct to Consumer
into small private practices while
partnering with accredited universities

for clinical research.

this combination of real world data and

clinical data will build a powerful case

for FDA Insurance approval allowing us

to scale our customer base to hospitals

and insurance brokerages and our Revenue

model from one-off sales to a recurring

Insurance Revenue. once we've proven this

roadmap for one mental illness we can

tweak Marco software and repeat for more.

this is not just a future plan we

already deep in the first phase of our

roadmap. dozens of markers have already

been sold worldwide and in early

clinical studies users found Marco

effective at alleviating their symptoms

of depression. we are ready to scale to

bring personalized Mental Health Care

out to millions in need of support. we

already have outsourced manufacturing

partners with a capacity to scale to

thousands of units and global

distribution Partners to help us with

sales. our next step is to scale our

production to meet the high demand we're

facing coming in. invest in micro Health

today on start engine and you will help

append that phrase You are not alone

with so long as you have Marco

Video #2:

if you've struggled with stress anxiety

or depression you know that the things

that help you change constantly so you

need a mental health care solution that

changes

too hey there i'm marco the mental

health assisting robot companion

whenever you need help with your mental

health you can talk to me in person or

online

much like a friend or a counselor you

can tell me everything that's going on

in your life in your own private journal

and i will use probing questions to peel

back the layers to better understand

what exactly is affecting you the most

then once we get to the root of your

challenges we can do personalized

activities to address them from fun

companionship

activities to relaxing guided

meditations to talk support exercises

based on cognitive behavioral therapy to

physically oriented biofeedback

and if you are in a high risk situation

i'll get you additional support by

texting your emergency contacts and

providing data feedback to mental health

professionals on your situation

if you want to make a lasting impact on

your mental health i'm here to talk

online or in person

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.